RUBICON MINERALS CORPORATION

Management’s Discussion & Analysis

For the Year Ended December 31, 2010

Suite 1540 – 800 West Pender Street, Vancouver, BC V6C 2V6
Tel: 604-623-3333   Toll free: 1-866-365-4706   Fax:  604-623-3355   E-mail: rubicon@rubiconminerals.com
www.rubiconminerals.com

RUBICON MINERALS CORPORATION – MD&A – December 31, 2010

INTRODUCTION

This Management Discussion and Analysis (“MD&A”) dated March 31, 2011 includes financial information from, and should be read in conjunction with, the audited consolidated financial statements for the fiscal year ended December 31, 2010.  Please refer to the cautionary notices at the end of this MD&A, especially in regard to forward looking statements.  Rubicon Minerals Corporation (“Rubicon” or the “Company”) reports its financial position, results of operations and cash flows in accordance with Canadian generally accepted accounting principles (“GAAP”) in Canadian dollars.

Rubicon is a Canadian based mineral exploration-stage company that explores for commercially viable gold and base metal deposits.  In addition, the Company selectively invests in other mineral exploration and resource companies which the Company deems to be of merit.

The Company’s key asset is the Phoenix Gold Project located in the Red Lake gold camp, in the Province of Ontario. In addition, the Company has significant land packages in the Red Lake area outside the Phoenix Gold Project and in Alaska, USA and Nevada, USA.  The Company does not have any assets or mineral properties that are in production or that contain a reserve.

The Company is a reporting issuer in all the provinces of Canada as well as with the SEC in the United States.  The Company’s common shares trade on the TSX in Canada under the symbol ‘RMX’ and on the NYSE Amex Equities Exchange in the United States under the symbol ‘RBY’.

HIGHLIGHTS OF 2010

The Company concentrated nearly all its efforts in 2010 on advancing its flagship project, the Phoenix Gold Project.  At the beginning of the year the Company had already demonstrated that the F2 Gold System was of a significant size.  The main objective of 2010 was to take this to the next level through a significant drill program to further understand the structure of the deposit, expand its limits and prove up a National Instrument 43-101 compliant inferred mineral resource estimate.

Key to achieving these objectives was the completion of the shaft to a level that would allow a drift out to the centre of the core zone of the F2 System, and the excavation of 6 underground drill stations.  Drilling from underground has allowed the Company to achieve much more efficient use of its drill dollars through shorter holes to the targets and also provided more flexibility in terms of the angles of drill holes.  Shorter holes have also allowed tighter spaced delineation drilling to be carried out in the central part of the deposit around the 305 metre elevation.

Some of the milestones achieved in the project development included:

•	Completion of the shaft depth from 285 metres to 338 metres allowing development of the 305 metre level.

•	Completion of 995 excavation metres including taking the 305 level drift the 450 metres to the centre of the F2 Core Zone and completion of crosscuts for drill stations.

•	Completion of 6 underground diamond drill stations at the 305 level.

•	Acquisition and installation of an underground rockbreaker and grizzly.

•	Significant progress on excavation of a second egress required for safety and future development.

•	Commencement of bulk sample excavations.

In parallel with the underground development and exploration work, progress was made in other key areas of developing the project.

•	In January, an Exploration and Accommodation Agreement was signed with the Lac Seul First Nation securing their support through the advanced exploration stage of the project.

•
Preliminary studies were completed by the Company’s metallurgical consultants which suggest the samples were amenable to standard gravity and carbon-in-leach treatments.  Average gold recoveries from the samples were 93.8%.

•	Third party studies were commenced on mill, paste fill plant and the tailings management facility and all were completed in early 2011.

•	Third party preparation of various studies relating to mining were continued and are on track to be completed on or around Q1 2011, subject to government approvals.

•
An offer to connect to the Ontario power grid from Hydro One for 1 megawatt was received and accepted and a subsequent offer to connect from Hydro One for a further 4.3 megawatts was received in February 2011.

•
The tailing management facility was cleared of needing approvals by the Department of Fisheries and Oceans and dewatering was subsequently commenced early in 2011 as a precursor to various improvements required as part of the permitting and eventual mining process.

•	All studies have been carried out by third party independent consultants.

Other accomplishments included:

•	Awarded the Northwestern Ontario Developer of the year Award 2010 by the Northwest Ontario Prospectors Association.

•	Awarded the AME BC Colin Spence Award for Excellence in Global Mineral Exploration.

DETAILED REVIEW OF ACTIVITIES DURING 2010

Rubicon continued to drill from surface (land and barge based drills) and underground at its Phoenix Gold Project during 2010.  To date, since its discovery in February 2008, the Company has drilled over 234,000 metres on its F2 Gold System. The Company is near completion of the planned 100,000 metre March 2010 to March 2011 drilling program.  Positive results announced during the year (see news releases February 3, 2010, April 12, 2010, May 17 and May 27, 2010, July 6, 2010, August 18, 2010, October 18, 2010, November 17, 2010,  and December 21, 2010) continued the trend established in 2008, confirming expansion of the F2 Gold System.

To the end of 2010, the Company has completed 155,000 metres of drilling on the Phoenix Gold Project, including 135,000 metres on the F2 Gold System and an additional 20,000 metres on other targets on the property.  Underground development, to the end of 2010, included completion of the shaft extension to a depth of 338 metres and advancement of the 305 level drift 400 metres toward the F2 Core Zone.  At year end, five drills were actively drilling on the 305 level.

In January of 2010, Rubicon entered into an Exploration Accommodation Agreement with the Lac Seul First Nation covering certain of Rubicon’s Ontario exploration properties, including the Phoenix Gold Property, which are located on lands considered by the Lac Seul First Nation to be its traditional territory. Rubicon secured the support of Lac Seul First Nation for the Phoenix Gold Project in return for certain benefits and accommodations.  Consultations with First Nations whose traditional territory includes Red Lake continue.  For more information, see our news release dated January 21, 2010.

In April of 2010 the Company was awarded the Northwestern Ontario Developer of the Year award. The award was presented by the Northwest Ontario Prospectors Association ("NWOPA") and recognizes ‘an outstanding Northwestern Ontario developer or development project during the previous calendar year'.  The award recognizes the collective efforts and achievements of our staff at the Phoenix Gold Project.

On July 12, 2010 the Company announced that preliminary metallurgical test work performed on several composite samples from the Phoenix Gold Project returned gold recoveries averaging 93.8%, an absence of any refractory gold component, despite the presence of appreciable sulphide minerals in the sampled gold zones and contained low arsenic content.  The samples are amenable to standard gravity and carbon-in-leach treatments.  The Company considers these results highly encouraging and believes they bode well for optimization of both future capital and operating costs.  Results are preliminary in nature and considerably more sample material and test work is required to further characterize and optimize the F2 Gold System metallurgy.

In October, in order to maintain a stable share price, the Company assisted Robert McEwen with an orderly disposition of the shareholdings under his control by completing a secondary offering of the shares.  45,714,357 common shares previously owned by entities owned or controlled by Mr. McEwen were sold at a price of $4.16.  The Company did not receive any proceeds from this secondary offering and assisted in the disposition of these shares to protect shareholder value.

On November 29, 2010 the Company announced an initial 43-101 compliant inferred mineral resource estimate for the F2 gold system, part of the Phoenix Gold Project. On February 14, 2011 the Company announced that as a result of a review by the British Columbia Securities Commission (“BCSC”) the Company expects to file an amended technical report.  On March 31, 2011, as a result of the BCSC review, the Company announced an amended inferred mineral resource and geological potential estimates for the F2 Gold System.  The amended estimates were prepared by Peter George of Geoex Limited, the Company’s independent QP and author (the “Author”) of the NI 43-101 Technical Report. The summary of the amended polygonal model inferred mineral resource estimate (using a 5 g/t gold cut-off and 10 grams x metre product (core length), surface to 1200 metres below surface) is as follows:

•	5,500,000 inferred tonnes;
•	20.34 g/t inferred gold grade and 3,597,000 inferred ounces of gold, both on an uncapped basis; and
•	17.29 g/t inferred gold grade and 3,057,000 inferred ounces of gold, both on a capped basis (using a 10-5-2 capping strategy).

The summary of the amended block model validation inferred mineral resource estimate (using a 5 g/t cut off, surface to 1200 metres below surface) is as follows:

•	6,017,000 inferred tonnes;
•	16.49 g/t inferred gold grade and 3,190,000 inferred ounces of gold, both on an uncapped basis; and
•	15.69 inferred gold grade and 3,035,000 inferred ounces of gold, both on a capped basis (using a 10-5-2 capping strategy).

Inferred resources are too speculative to have economic considerations applied to them and there is no certainty that the inferred resources will be converted to measured and indicated resources.

The summary of the amended geological potential, exclusive of inferred mineral resources, surface to 1500 metres below surface, is as follows:

•	a range of 1,670,000 to 4,360,000 tonnes;
•	a range of 21.2 to 29.2 g/t gold grade and a range of 1,300,000 to 5,600,000 ounces of gold, both on an uncapped basis; and
•	a range of 16.9 to 23.2 g/t gold grade and a range of 800,000 to 4,300,000 ounces of gold, both on a capped basis (using a 10-5-2 capping strategy).

A 10% upside and 20% downside potential for both tonnes and grade has been incorporated to address the possible uncertainty of the geological potential estimate. The potential tonnages, grades and ounces set forth in the analysis of geological potential are conceptual in nature, as there has been insufficient exploration to define a mineral resource and it is uncertain if further exploration will result in the target being delineated as a mineral resource.  Geological potential estimates are separate from inferred resource estimates.

A final amended NI-43-101 technical report containing the amended inferred mineral resource and geological potential estimates will be filed on SEDAR within 14 days of March 31, 2011.

For more details, please refer to the Company’s news release dated March 31, 2011.

Further third party studies were initiated by the Company in 2010.  A paste fill study was conducted in parallel with the mining study (initially commenced in 2009) and was completed at the end of September 2010. The internal model of the potential mining scenario for the Phoenix Gold Property was further refined and updated in early October 2010.

In December, 2010 the Company commenced excavating a bulk sample.  Excavation of a total of 2,083 tonnes was completed in early 2011 and processing commenced in March. The bulk sample has three purposes:

1.	To acquire a more representative and statistically reliable sample.

2.	To further evaluate the metallurgical processes to optimally remove the gold from the ore and

3.	To reconcile gold grade determined from drilling and sampling against recovered gold in the bulk sample.

On December 15, 2010 the Company announced that its Phoenix Gold Project team was awarded the Association for Mineral Exploration, British Columbia Colin Spence Award for excellence in global mineral exploration.  Key members of the team included David Adamson, President and CEO, Matthew Wunder, VP-Exploration, Ian Russell, Terry Bursey and Crystal McCullough. The award was given for their role in the discovery and development of the F2 Gold Deposit in Red Lake Ontario.  This award also recognizes the collective efforts and achievements of our staff at the Phoenix Gold Project.

EXPLORATION

Red Lake Exploration

100% Controlled Projects

Phoenix Gold Project

Rubicon holds a 100% interest in the Phoenix Gold Project which is comprised of 25 Licenses of Occupation, one Mining Lease, and 16 Patented Claims that cover approximately 509.47 contiguous hectares, subject to paying certain advance annual royalty payments and a net smelter royalty on any future production from the property.  The Phoenix Gold Project is underlain by a north northeast trending, west-dipping belt of deformed and intermixed metasediments, basaltic volcanics and ultramafic rocks which define the “East Bay Trend”.  The rocks are Archean in age and part of the Balmer Sequence. A strong NNE trending structural fabric through the area, which is considered part of the East Bay Deformation Zone, is variably affected by later, NW-SE trending cross cutting regional structures.

2010 Exploration Highlights to December 31, 2010

Drilling

The Company drilled a total of 155,114 metres on the Phoenix Gold property during 2010. A total of 135,819 metres of this drilling was focused on the “F2 Gold System”.

Mineralization within the F2 Gold System occurs in a major ultramafic-mafic structural setting which is considered similar to major deposits in the Red Lake gold district. The F2 Gold System is currently contains significant gold intercepts to 1,453 metres below surface and remains open at depth. The mineralized system comprises a number of gold zones which are located approximately 450 metres southeast of the existing exploration shaft which has been extended to 338 metres from its former depth of 130 metres. Underground drilling from the 122 metre level commenced June 28, 2009 and from the 305 metre level on March 22, 2010. Gold in the F2 Gold System is best developed within mafic volcanic rocks as multiple and complex quartz veins, breccias and silica replacement zones that typically contain visible gold and trace to 3% sulphides. Results to date indicate that sub-parallel, high-grade gold lenses or shoots are developed within a robust structural corridor that also hosts thick, lower grade intervals. Additional drilling is required to gain a better understanding of gold distribution, geometry and controls on mineralization within the F2 Gold System.

Since discovering the F2 Gold System in late February 2008, significant gold mineralization has now been intersected to a vertical depth of 1,453 metres and over an interpreted strike length of 1,243 metres. For more information, see the Company’s news releases and its website (www.rubiconminerals.com).  Drilling throughout the year utilized both surface rigs (land, ice or barge based) and underground rigs (both on the 122 level and 305 level).  Since year end, the Company has had five underground rigs continuously in operation on the 305 level.  Three of the rigs initiated delineation drilling on the Core Zone prior to year end.

Two NI 43-101 Technical Reports were filed during the previous year and one in 2010. The first, filed in January 2009 recommended a $14 million multi-phase drilling and shaft sinking program. In March 2009, this program was expanded to a $25 million drill program (see news release dated March 30th, 2009) including an 80,000 metre drill program and up to 20,000 metre property wide regional program. A second updated NI 43-101 Technical Report was filed in October 2009 and recommended a $54.4 million further expanded program to include underground development and additional drilling.

In September 2010 a NI 43-101 Technical Report was filed that summarized all of the Company’s exploration work completed on the Property up to July 31, 2010 and was prepared in connection with the secondary offering by way of short form prospectus announced by the Company on September 16, 2010. The report recommended that the Company continue to pursue its current exploration program (approximately $27.6 million remained to be spent between July 31, 2010 and the end of Q1 2011) and consider undertaking a preliminary resource and/or assessment of the geological potential prior to commencing its next phase of exploration and development.

On January 11, 2011, the NI 43-101 Technical Report was filed that documented the previously announced initial 43-101 compliant inferred mineral resource.  On March 31, 2011, as a result of the BCSC review, the Company announced an amended inferred mineral resource and geological potential estimates for the F2 Gold System.  For details please refer to the section “Detailed Review of Activities During 2010” above.

Drilling Results

Significant results received for 2010 are summarized on the Company website (see www.rubiconminerals.com for complete F2 Gold System significant assays to date).  Drilling is on-going and complete assays remain pending.

Permitting and First Nations

Rubicon is currently fully permitted to complete its phase II advanced exploration and development project on the Phoenix Gold property, including accessing the F2 Core Zone and the extraction of a bulk sample.  If the Company decides to commence the development and construction stage for potential production, nine new permits and a new production phase Closure Plan will be required.

The most significant permit is the production phase Closure Plan.  As the Company filed its Closure Plan for approval in mid February 2011, the relevant legislation requires a response to be received by the Company from the MNDMF in early Q2.  Four of the new required permits are in hand and it is expected that  two of the remaining material permits will also be received in early  Q2 2011 (completion of the Class Environmental Assessment for the supplemental diesel generators and the Consolidated Amendment to Air Certificate of Air Approval 9500-7NGTTC). The Company expects to receive approval of the final two material permits, the amendment to Permit to Take Water 2342-7LWRQU and the new Industrial Sewage Certificate of Approval to revoke Industrial Sewage Certificate of Approval 9305-8C5SC6 that was issued for the Advanced Exploration Phase, in mid Q2, 2011.

The Department of Fisheries and Oceans has advised the Company that re-development of the existing tailings management facility (“TMF”) will not require approval from them, pursuant to Section 35 of the federal Fisheries Act. Dewatering of the existing TMF was completed in Q1 2011, in preparation for re-development during the potential production phase of the Phoenix Project.

Rubicon is continuing negotiations with Hydro One Networks for connection to the 44KV power grid. Currently, Rubicon has received and accepted an Offer to Connect from Hydro One Networks for 1MW.  In February of 2011, Rubicon received another Offer to Connect from Hydro One Networks for an additional 4.3 MW of electricity.  Rubicon expects to be connected to the 44KV power grid in mid-2011. Rubicon further expects that an additional 4.7 MW of electrical power will be required should the Project proceed to the production phase.

With respect to First Nations consultation, Rubicon is continuing to consult with First Nations, building on its relationship and its existing Exploration Accommodation Agreement with Lac Seul First Nation.

Other Red Lake projects

Rubicon’s strategy in Red Lake is predicated on its control of major ultramafic trends in this important gold-producing district. Ultramafic units are important because there is a close empirical relationship in Red Lake between ultramafic rocks and gold deposits as detailed in numerous public domain articles and publications. As such, all of Rubicon’s current land holdings in Red Lake projects are considered strategic to our plans. While the current focus of the Company is on exploration at its Phoenix Gold Project, high geological potential and numerous gold zones are known to exist elsewhere on the Company’s regional land holdings. These provide an important and unique pipeline of future exploration projects in Red Lake for the Company.

During the first quarter of 2010, the Company performed Titan 24 deep penetration IP surveys on four of its regional target areas: DMC Property, Slate Bay Property, East Bay Property and the McCuaig JV Property.  In addition to the Titan 24 surveys, the Company flew a LIDAR survey over the northeastern portion of the Red Lake land holdings which includes the entire Phoenix, McCuaig, Adams Lake and East Bay properties and the majority of the DMC, Slate Bay and Red Lake properties.  LIDAR (Light Detection and Ranging) is a type of aircraft-based remote sensing, using laser-driven pulses of light and multispectral cameras to scan and process digital information about a landscape. LIDAR is typically flown at an elevation of 700m and results in a topographic resolution of 15cm vertical and 45 cm horizontal.  The survey can penetrate organic matter and is useful for mapping structures.

Results from the LIDAR survey will be used in conjunction with the Titan 24 surveys and historical data to aid in drill targeting.

Adams Lake Property

The Adams Lake property comprises 35 unpatented mining claims (236 units) located approximately 5 kilometres east of the Red Lake mine complex. Titan 24 geophysical surveys support the presence of large structures extending to depth that are thought to be similar to structures which host gold mineralization elsewhere in this prolific gold district. The Company conducted a two-hole reconnaissance program at Adams Lake in 2008. The drilling confirmed the presence of prospective Balmer rocks and validated the Titan 24 survey in the area below iron formation located close to the Balmer formation contact.  The Company believes these results confirm the presence of prospective units in a major fold closure at Adams Lake. Due to the focus on the Phoenix Gold Project, drilling at Adams Lake was curtailed to allow maximum resources to be directed to the F2 Gold System discovery.  The property is currently inactive.

East Bay Property

The East Bay Property comprises 43 unpatented mining claims (123 units) that occupies four-kilometres of strike length of the East Bay Trend, immediately adjacent to, and on strike with, the GAZ zone of the East Bay property of Goldcorp/Premier Gold (an inferred resource of 1.4 million tonnes grading 8.0 g/t gold - Source: Premier Gold News Releases). The East Bay claims are underlain by the East Bay ultramafic body, an important unit associated with gold elsewhere along the trend, including at the Phoenix Gold Project. East Bay is considered strategic and a priority target.  Exploration plans for East Bay in 2009 were postponed to allow maximum resources to be directed to the F2 Gold System discovery.

DMC Property

The DMC property comprises 130 contiguous unpatented mining claims (263 units) located 7.5 kilometres northwest of the Red Lake mine complex and covers over 17 kilometres strike length of the northeast-trending Red Lake Greenstone Belt (“RLGB”).  The property is considered strategic to the Company and a Titan 24 geophysical survey covering the core of the DMC property was completed in April, 2009. This survey technique has the potential to provide targeting information from surface to up to one kilometre below surface. At the Company’s Phoenix Gold Project, similar Titan 24 surveys are correlated with the F2 Gold System mineralized sequence. Rubicon views Titan 24 geological surveys as potentially useful in identifying new targets beyond the Phoenix Gold Project itself. The results of the Titan 24 survey were evaluated in the fall of 2009 and used as a targeting tool for a 2010 planned winter drill program.  Approximately $1.6 million was expended on the DMC property during the current year to conduct 6,560 metres of reconnaissance drilling and an additional Titan 24 survey. Although no significant gold intercepts were returned, the drilling did provide valuable geological and structural information that will help guide further exploration on this large property.

Humlin Property

The Humlin Property comprises 31 unpatented mining claims (294 units) located in Fairlie Township. No work was conducted on the property in 2010.

Slate Bay Property

The Company has a 100% interest in 30 unpatented mining claims (153 units) located in McDonough and Graves Townships.  Approximately $500,000 in exploration work has been completed on the property since 2001, including approximately $100,000 in the current year. Slate Bay, located in the core of Red Lake, is a large property with extensive gold-bearing highly prospective Balmer stratigraphy, which includes key mafic-ultramafic contacts in proximity to a regional scale angular unconformity.  The setting is analogous to that at the producing mines in the camp.  Titan 24 deep penetration IP surveys were performed over a portion of the Slate Bay property in the first quarter of 2010 and final data was received in the second quarter of 2010.  The Company is using this data in conjunction with historical drilling and magnetic surveys to refine future drill targets.

Wolf Bay Property

The Wolf Bay Property comprises 23 unpatented mining claims (108 units) located in the Todd and Hammell Lake Townships of west Red Lake.  The property is currently inactive.

Advance Property

The Advance Property comprises 13 patented mining claims (approximately 39 ha) in the Todd Township of west Red Lake.  The property is southwest of, and contiguous to, the Newman Todd Property currently being drilled by Redstar Gold Corporation (under option to Confederation Minerals Ltd.).  The property is inactive but remains a prospective target and is adjacent to properties being actively explored and drilled by competitors.

RUBICON MINERALS CORPORATION – MD&A – December 31, 2010

Partnered Projects

McCuaig JV Property

The McCuaig Property comprises three unpatented mining claims (10 claim units) seven kilometres northwest of the Red Lake mine complex and is a Joint Venture between Rubicon (60%) and Golden Tag Resources (40%). The property is strategically located in the heart of the Red Lake gold camp and is underlain in part by the Balmer stratigraphy of the RLGB. The geological setting is considered to be analogous to the Bruce Channel mineralization previously being explored on the adjacent Gold Eagle Mines property (now owned by Goldcorp Inc.) and to the setting of the major gold deposits of the camp hence is well located for future exploration. Notwithstanding the foregoing, the Company’s focus at the Phoenix Gold Project meant that no work was carried out in 2008 and 2009.  During the first quarter of 2010, a Titan 24 survey was completed on the McCuaig Property in conjunction with surveys completed over the adjacent DMC Property.

Red Lake North Property

The Company has optioned a 55% interest in its 48 unpatented mining claims (337 units) that comprise the Red Lake North Property located in Bateman, Black Bear, Coli Lake and McDonough Townships to Solitaire Minerals Corporation (“Solitaire”).  Solitaire is required to spend $751,000 by August 1, 2011 (as amended in 2011) in order to maintain its option in good standing, at which time if all work has been completed Solitaire will have earned a 55% interest in the property.

Westend Property

In July 2008, the Company optioned a 60% interest in 23 unpatented mining claims (87 units) known as the Westend Project located in Ball Township to Halo Resources Ltd. (“Halo”). Halo was required to complete $225,000 in exploration expenditures before July 31, 2010 to maintain its option but did not complete the expenditures and subsequently dropped the Option on the property.   Currently the property is comprised of 13 unpatented mining claims (47 units) and is inactive.

English Royalty Division

The English Royalty Division refers to Rubicon’s active program of acquiring mineral properties for the purpose of optioning out to other mining exploration companies.  As such, it provides the Company with an ongoing revenue stream of cash and shares and a residual royalty position, payable in the event production is realized, in all the properties acquired.

During the year ended December 31, 2010, the Company spent $336,065 on acquisition costs and recovered $604,578 in cash and shares relating to the English Royalty Division.

Exploration Accommodation Agreement

On January 21, 2010, the Company signed an Exploration Accommodation Agreement with the Lac Seul First Nation (“LSFN”) covering Rubicon’s exploration properties within lands considered by LSFN to be their traditional territory.  The LSFN has agreed to support Rubicon’s exploration work within their traditional territory and in turn, Rubicon will respect the LSFN concerns over land usage, endeavor to provide work and business opportunities to band members and provide other benefits to the LSFN based on exploration expenditures. Rubicon is continuing to consult with First Nations in accordance with regulations, building on its relationship and this agreement with Lac Seul First Nation. For more information see our news release dated January 21, 2010.

Objectives for 2011

The Company plans to continue underground drill programs for the period April 1, 2011 to December 31, 2011. Drilling will be directed at the expansion of the F2 Gold System and will be used for infill and delineation drilling on one or more zones within the overall F2 Gold System. In conjunction with these programs, the Company is evaluating, and will procure where possible, permits to allow it to implement an updated Closure Plan to permit development and mining operations (subject to positive economic studies) on the Property and provision of grid power to the Phoenix Gold Project. The Company plans to complete a preliminary economic assessment for the project, which will include expected capital requirements.

Qualified Person

The 2010 exploration work in Red Lake is supervised by Terry Bursey, P.Geo., Regional Manager and the Qualified Person under the definition of NI 43-101.  Assays were conducted by SGS Minerals Services using standard fire assay on a 50 gram (1 assay ton) sample with a gravimetric finish procedure. Standards, blanks, duplicates and check assays were included at regular intervals in each sample batch. Independent lab check assays were performed by ALS Chemex. Gold standards were prepared by CDN Resource Laboratories Ltd.

ALASKA EXPLORATION

The Company has spent a total of Cdn $6.2 million on exploration and claim rentals since May 2007 on its land holdings, located in the Pogo area of Alaska. This amount includes Cdn $3.3 million (predominantly on exploration in 2007 and 2008) on claims under option from Kiska Metals Corporation (formerly Rimfire Minerals Corporation). Subsequent to December 31, 2010 the Company notified Kiska that it would be terminating its option on these claims.  The Company recorded a full impairment charge of $21,163,385 in respect of these claims for the year ended December 31, 2010.

The remaining Alaska claims are at an early stage of exploration and accordingly, work has focused on mapping and prospecting of this large area to identify and prioritize targets for follow-up. The 2008 program also included a minor diamond drilling program testing priority areas.  While drilling failed to return significant gold values, additional drilling is required to test this promising area.

Due to the F2 Gold System discovery, the Company has elected to reduce its 2010-2011 exploration in Alaska but continues to view its Alaska holdings as prospective for new high grade gold discoveries.

The Alaska projects are under the supervision of Curt Freeman, MS., P.Geo., Independent Consultant and Qualified Person as defined by NI 43-101.

NEVADA-UTAH EXPLORATION

Rubicon holds a land package in Elko County, Northeastern Nevada (225,000 acres) extending into Box Elder County, Utah (608 acres).  Exploration of this property is in the preliminary stage.

To the end of December 2010, the Company has expended Cdn $999,000 on exploration on the property.  Due to the F2 Gold System discovery, the Company has elected to reduce its 2010-2011 exploration in Nevada but it continues to view its Nevada holdings as prospective for bulk mineable gold discoveries in the area.

RISKS AND UNCERTAINTIES

The success of the Company depends upon a number of factors, many of which are beyond the control of Rubicon.  Typical risk factors and uncertainties, among others, include political risks, financing risks, title risks, commodity prices, exchange rate risks, operating and environmental hazards encountered in the exploration, development and mining business and changing laws and public policies.  Risk factors are more fully described in our Annual Information Form dated March 31, 2011, on file at www.sedar.com.

SELECTED ANNUAL INFORMATION (based on Canadian GAAP)

Fiscal Year ended	2010	2009	2008
	$	$	$
Interest and miscellaneous income	463,584	214,243	732,798
Loss on sale of investments	(366,418)	(96,721)	(222,491)
Net loss	(24,049,706)	(556,329)	(2,399,763)
Basic and diluted net loss per share	(0.11)	(0.00)	(0.02)
Total assets	227,922,977	246,126,913	106,834,083
Total long-term financial liabilities	5,260,040	13,391,328	15,525,226
Cash dividends	Nil	Nil	Nil

The major factors that caused a significant increase in net loss were a general increase in all expense levels as a result of the growth of business activity within the Company during the year and in 2010 a mineral property write off of $21.2 million with respect to the Company’s Rimfire claims.  The Company expects a continued increase in general expense levels as it moves its Phoenix Gold project forward in the coming year. The 2009 reduction in loss from 2008 was largely due to a $2.1 million foreign exchange gain in 2009 compared to a $2.9 million foreign exchange loss in 2008, this was partially offset by a future tax recovery in 2008 that was $1.6 million greater than in 2009 and an increase of $1.0 million in stock-based compensation.

OPERATING RESULTS

Fiscal year ended December 31, 2010 compared to Fiscal year ended December 31, 2009

For the fiscal year 2010, the Company incurred a loss of $24.0 million ($0.11 loss per share) compared to a loss of $0.6 million ($0.00 loss per share) incurred in the fiscal year 2009, a difference of $23.4 million. The main factors contributing to this increase are, a mineral property write off of $21.2 million with respect to the Company`s Rimfire claims in Alaska, an increase of $1.3 million in salaries and wages as a result of  an increase in bonuses paid and an increase in the number of employees the Company had on staff during the current year, a $3.9 million increase in stock-based compensation expense as a result of the increase in the number of securities granted and the price increase in the Company’s shares, a $1.4 million decrease in foreign exchange gains incurred during the year, and an increase of $5.9 million in future income tax recoveries recorded in the year, as a result of the mineral property write off.

For the fiscal year 2010, the Company recorded Other Comprehensive Income (“OCI”) of $0.9 million compared to OCI of $0.5 million in the prior year a difference of $0.4 million.  Comprehensive loss (the total of the net loss or income and the other comprehensive income or loss) for the fiscal year 2010 was $23.2 million compared to $13,030 in the prior year, an increase in comprehensive loss of $23.2 million.

Significant items making up the change in net loss for the year were as follows:

•	Salaries were higher by $1,335,850 due to increased number of staff and bonus payments.

•
Consulting fees increased by $539,971 as a result of increased business activity during the year and specifically as a result of the Company obtaining a fairness opinion regarding the secondary offering of the Company’s shares during the current year.

•	Insurance costs increased by $334,305 to $510,962 during the current year due to increases in coverage obtained by the Company.

•
Professional fees consisting of legal, tax, accounting and audit fees increased by $323,959 during the current year as a result of the increased business activity in the Company and the resulting level of advice the Company.

•
The Company incurred a mineral property write-off during the year of $21.2 million.  The Company took an impairment charge on the Rimfire option properties at year end as it felt that it was unlikely that it would choose to complete the remaining option expenditure requirements.

•	Foreign exchange gains were lower by $1.4 million due to the effect of exchange rate changes on the Company’s future income tax liability related to assets that have a US dollar tax basis.

•	Interest income was higher by $249,341 due to increased cash balances in the current year.

•
Option receipts in excess of property costs, which represent amounts received from optionees of the Company’s properties was higher by $256,795 mainly due to increased activity by the Company’s English Royalty Division.

•	The future income tax recovery flowing from the mineral property write-off was $7.5 million as a result of the zeroing of the associated deferred tax liability on the property.

•
Other comprehensive income for the fiscal year 2010 was $0.9 million compared to other comprehensive income of $0.5 million in 2009. The OCI in the current year was the result of an increase in value of the Company’s investments in junior mining stocks, and the realization of losses on sale of certain of these investments, where, upon sale, the unrealized loss is recognized in the Statement of Operations and Deficit.

•
During the year, the Company expended $61.3 million on mineral property costs, including $58.3 million on its Phoenix gold project in Red Lake Ontario.  Significant expenditures at the Phoenix project include $40.0 million on underground exploration work that includes contract miner costs for development of underground workings to support underground drilling.  Additionally the Company incurred $11.6 million in surface drilling expenses at the Phoenix project during the year.

Fiscal year ended December 31, 2009 compared to Fiscal year ended December 31, 2008

For the fiscal year 2009, the Company incurred a loss of $0.6 million ($0.00 loss per share) compared to a loss of $2.4 million ($0.02 per share) incurred in the fiscal year 2008, a difference of $1.8 million. The main factors in this decrease in income was a $2.1 million foreign exchange gain in 2009 compared to a $2.9 million foreign exchange loss in 2008, a reduction of $1.6 million in income recorded for future tax benefits arising from current losses and flow through renunciations, a $0.5 million reduction in interest income, and an increase of $1.0 million in stock-based compensation expense.

For the fiscal year 2009, the Company recorded Other Comprehensive Income (“OCI”) of $0.5 million compared to an other comprehensive loss of $1.9 million in the prior year a difference of $2.4 million.  Comprehensive loss (the total of the net loss or income and the other comprehensive income or loss) for the fiscal year 2009 was $13,034 compared to $4,278,510 million in the prior year, a decrease in comprehensive loss of $4,265,480.

The decrease in loss in 2009 as compared to 2008 was due to the net effect of some expense categories increasing and some decreasing.  Significant items making up this change were as follows:

•	Foreign exchange gains were higher by $5.0 million due to the effect of exchange rate changes on the Company’s future income tax liability related to assets that have a US dollar tax basis.

•	Salaries were higher by $287,544 due to increased staff and bonus payments.

•	Interest income was lower by $518,555 due to lower interest rates in 2009.

•
Option receipts in excess of property costs, which represent amounts received from optionees of the Company’s properties was lower by $329,594 mainly due to decreased activity by the Company’s English Royalty Division.  This largely reflected a reduction in the market for grass roots exploration projects.

•
Other gains and losses improved by $357,909. The losses in 2008 were due to impairment write-offs taken on junior mining stocks. An analysis of the Company’s stock portfolio in junior mining companies did not result in any impairment losses being recorded in 2009.

•
The future income tax recovery flowing from current losses and the renunciation of flow-through share expenditures was lower by $1.6 million due to the smaller flow through financing in 2008 (renounced in 2009) compared to 2007 (renounced in 2008).

•
Other comprehensive income for the fiscal year 2009 was $0.5 million compared to other comprehensive loss of $1.9 million in 2008. The OCI in 2009 was mainly caused by the increase in value of the Company’s investments in junior mining stocks.  These gains represent unrealized valuation gains.

RUBICON MINERALS CORPORATION – MD&A – December 31, 2010

USE OF PROCEEDS FROM FINANCINGS

Planned Use of Proceeds as Previously Disclosed	Actual Use of Proceeds to December 31, 2010
March 5, 2009 Financing
• $25 million to be used for exploration and development of the Phoenix Gold Property (Phase I).	• All funds have been applied as committed.
• $15 million to be used for exploration and development of the Phoenix Gold Property and general and administrative and working capital purposes	• All funds have been applied as committed.
November 12, 2009 Financing
• $58 million on exploration on the Phoenix Gold Property (Phase II).	• $48.1 million has been used for exploration and development of the Phoenix Gold Property. $9.9 million remains to be spent.
• $5.2 million on exploration on other Red Lake properties and Red Lake administration.	• $2.9 million has been used for exploration and development on other Red Lake properties. $2.3 million remains to be spent.
• $22.8 million on working capital or other exploration.	• $4.9 million has been applied to financing expenses. $17.9 million remains to be spent.

QUARTERLY RESULTS

Quarter	2010 Fourth		2010 Third		2010 Second		2010 First		2009 Fourth		2009 Third		2009 Second		2009 First
	$		$		$		$		$		$		$		$
Interest and other income		135,846		135,290		104,742		87,706		63,587		45,787		52,567		52,302
Gain (loss) on sale of investments		59,231		18,792		(149,327)		(295,114)		(3,338)		2,382		(72,341)		(23,424)
Net loss (income)		15,783,997		1,439,918		3,993,888		2,831,903		1,249,415		(76,195)		(154,284)		(462,607)
Basic and fully diluted net loss (income) per share		0.07		0.01		0.02		0.01		0.01		(0.00)		(0.00)		(0.00)

Overall, quarterly losses are tending to increase due to increased administration costs to support an expanding exploration program but this can be obscured by large fluctuations caused by property write offs, flow-through share renunciations, stock compensation pricing and exchange rate changes as they affect foreign denominated future tax liabilities.  In the fourth quarter of 2010, the $21.2 million property write-off caused an unusually large loss.  A significant factor in the loss increases in 2010 was the stock based compensation recorded from incentive stock options granted early in the year. The effect of that grant was reflected in the results of operations throughout 2010.  In the first quarter of 2009 a $2.0 million tax recovery was recorded on renunciation of flow-through share exploration expenditures.

FOURTH QUARTER

For the three month period ended December 31, 2010, the Company had a net loss of $15,783,997 ($0.07 per share) compared to a net loss of $1,249,415 ($0.01 per share) incurred in the three months ended December 31, 2009, an increase in loss of $14,534,582. The main factor in this increase in loss was the mineral property write-off of $21.2 million that was partially offset by a $7.6 million future income tax recovery, as the Company determined there was an impairment of its Rimfire claims in Alaska at year end.  Additionally, there was an increase in salaries expense in the current quarter of $800,991 due mainly to bonuses accrued in the current quarter as compared to the quarter ended December 31, 2009. Additionally there was an increase in stock-based compensation expense during the current quarter of $573,325 as a result of an increase in the number of vesting options as compared to the quarter ended December 31, 2009.  These increases in cost were partially offset by an increase in foreign exchange gain in the quarter of $193,869 relating to the movement of the Canadian / US dollar exchange rate, and an increase in option and administration fees in excess of property costs received of $191,892 relating to proceeds received from the English Royalty Division during the quarter.

During the three month period ended December 31, 2010, the Company had OCI of $722,905 compared to an OCI loss of $225,096 in the prior year.  This was caused by the increase in value of the Company’s investments in junior mining stocks in the current quarter.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity and Capital Resources – December 31, 2010

The Company had working capital of $59.9 million at the 2010 year end compared to $125.3 million at 2009 year end.  Working capital decreased in the current year primarily due to the Company expending approximately $60.6 million during the year on mineral property expenses, primarily to further exploration at its Phoenix Gold Project.

Funds on hand at year end are sufficient to carry the Company through the next 12 months, depending on the rate of discretionary spending.  In order to achieve its development goals, the Company expects to raise more funds.

Operating Cash Flows – Year ended December 31, 2010.

Cash used in operations of $5.1 million, before working capital changes, was higher than cash used in the prior year of $2.6 million reflecting the increased administrative activity by the Company.

Investing Activities – Year ended December 31, 2010

The Company had a cash inflow of $13.1 million from investing activities which included $72.9 million of funds transferred from temporary investments (T-Bills of greater than 90 day terms) and  $56.4 million in cash expended on mineral property acquisition and exploration costs, primarily related to ongoing exploration at the Company’s Phoenix Gold Project ($28 million - 2009).

Financing Cash Flows – Year ended December 31, 2010

Financing inflows during 2010 of $0.9 million reflected the exercise of employee options during the year.  Financing inflows during 2009 of $144.5 million reflected the $40 million (gross) private placement financing that closed in March 2009 and the net $82 million public offering that closed in November 2009, $2.2 million from the exercise of employee options and $16 million from the exercise of warrants.

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RUBICON MINERALS CORPORATION – MD&A – December 31, 2010

FINANCIAL INSTRUMENTS

The Company’s financial instrument policies and fair values by category are described in notes 2 and 5 to the financial statements.  Overall, the Company’s only significant exposure is its cash and short-term cash investment balances.  The Company’s paramount concern with respect to these balances is preservation of capital and therefore, during the year, authorized investments were restricted to instruments of the Government of Canada or the Provinces of Canada.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements other than those as disclosed under commitments in note 16 of the consolidated financial statements of the Company

ASSET RETIREMENT OBLIGATIONS

The Company has an obligation to close and rehabilitate its exploration sites upon abandonment.  At the Phoenix Gold Project, a survey was completed in 2009, to estimate the current cost to rehabilitate the site, if it were abandoned at that time.  The total cost was estimated to be $493,000 and this amount was deposited with the Ontario Ministry of Northern Development, Mines and Forestry.  No significant changes were made to the Phoenix site during 2010.  Based on a reasonable estimate of the date of rehabilitation, the Company has calculated the current value of those expected expenditures to be $124,007 and recorded that amount as an asset retirement obligation on its balance sheet as of December 31, 2010.  The Company has made an additional deposit of $5,000 as security for British Columbia rehabilitation obligations.

A further deposit of $995,360 was made with the MNDMF subsequent to the year end as assurance for the remediation of future activities. No new obligations were created at the time of this deposit and so no additional asset retirement obligation accounting entries were made.

COMMITMENTS

At December 31, 2010, the Company has the following lease, rental and contractual commitments:

	Due within One Year		Due One to Three Years		Total
	$		$		$
Lease and rental commitments		187,405		185,325		372,730
Contractual commitments		3,508,545		-		3,508,545
Total		3,695,590		185,325		3,881,275

The Company is required to make certain cash and share option payments and incur exploration costs to maintain its mineral properties in good standing.  These payments and costs are at the Company’s discretion and are based upon available financial resources and the exploration merits of the mineral properties which are evaluated on a periodic basis.

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RUBICON MINERALS CORPORATION – MD&A – December 31, 2010

TRANSACTIONS WITH RELATED PARTIES

Legal services

David R. Reid is a director of the Company and a partner at the law firm Davis LLP.  During the fiscal year 2010, the Company paid legal fees to Davis LLP, aggregating to $628,251 (2009 - $810,448).  Of this amount, $325,344 was reimbursed to the Company by a third party in connection with a secondary offering of the Company’s shares.  As at December 31, 2010, Davis LLP is owed $nil (2009 - $5,000).  All transactions were recorded at their fair value amounts and were incurred in the normal course of business.

CRITICAL ACCOUNTING ESTIMATES

The Company’s accounting policies are described in detail in Note 2 of the consolidated financial statements for the year ended December 31, 2010.  The Company considers the following policies to be most critical in understanding its financial results:

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  These estimates are based on past experience, industry trends and known commitments and events.  By their nature, these estimates are subject to measurement uncertainty and the effects on the financial statements of changes in such estimates in future periods could be significant.  Actual results will likely differ from those estimates.

Carrying value of mineral property costs

The Company has capitalized the cost of acquiring mineral property interests and on-going exploration and maintenance costs.  Capitalized property costs are expensed in the period in which the Company determines that the mineral property interests have no future economic value.  Capitalized property costs may also be written down if future cash flow, including potential sales proceeds and option payments, related to the property are estimated to be less than the carrying value of the property.  The Company reviews the carrying value of its mineral properties periodically, and whenever events or changes in circumstances indicate the carrying value may not be recoverable, reductions in the carrying value of each property would be recorded to the extent that the carrying value of the investment exceeds the property’s estimated fair value.

Stock-based compensation

The Company has adopted the fair value based method of accounting for stock option and compensatory warrant awards granted to directors, employees and consultants.  Under this method, the fair value of stock options is calculated at the date of grant or vesting and is expensed, capitalized or recorded as share issue costs over the vesting period, with the offsetting credit to contributed surplus.  If the stock options are exercised, the proceeds are credited to share capital.

The Company uses the Black-Scholes option pricing model to calculate the fair value of stock options and compensatory warrants granted.  This model is subject to various assumptions.  The assumptions the Company makes will likely change from time to time.  The methodology, the Company uses, to determine fair value is based on historical information, as well as anticipated future events.
Future Income Taxes

The determination of our future tax assets and liabilities involves significant management estimation and judgment involving a number of assumptions. In determining these amounts we interpret tax legislation in a variety of jurisdictions and make estimates of the expected timing of the reversal of temporary taxable and deductible timing differences. We also make estimates, of our future earnings, which affect the extent to which potential future tax benefits may be used. We are subject to assessment by various taxation authorities, which may interpret tax legislation in a manner different from our view. These differences may affect the final amount or the timing of the payment of taxes. When such differences arise we make provision for such items based on our best estimate of the final outcome of these matters.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

International Financial Reporting Standards (“IFRS”)

In February 2008, the Canadian Accounting Standards Board confirmed that Canadian publicly accountable enterprises will be required to adopt International Financial Reporting Standards (“IFRS”) for financial periods beginning on and after January 1, 2011 replacing Canadian generally accepted accounting principles (“GAAP“) For comparative purposes, the Company will restate amounts reported for the year ended December 31, 2010. The SEC has indicated that foreign private issuers, like the Company, will no longer have to append US GAAP reconciliations to their SEC filings upon their conversion to IFRS.

The key elements, timing and status of the Company’s changeover plan are outlined below:

1.
The Company has developed internal knowledge to manage the changeover, design systems and produce IFRS reports. Senior accounting staff has upgraded their knowledge with respect to IFRS through courses, reading and discussions with advisors and will continue their training on an ongoing basis.   Additionally, the Company has engaged a major Chartered Accountants firm to provide advice and ensure the accuracy of the transition.

2.
The Company has reviewed IFRS accounting policies, standard changes, and GAAP differences required or optional upon conversion, such as IFRS1, and made choices where necessary. See below for further discussion.

3.
Since the Company’s last update on November 9, 2010, the Company’s proposed IFRS 1 elections and IFRS policy choices were reviewed and approved by the audit committee. A draft opening IFRS compliant balance sheet and reconciliation was prepared and approved by the Audit Committee subject to final review with the auditors.  As the balance sheets are considered draft they will not be presented until approved and finalized.

4.
The Company has reviewed its internal and disclosure control processes and concluded no significant ongoing modifications are needed as a result of the conversion to IFRS.  However, the Company will implement additional controls to review changes to the Company’s financial statements resulting from the conversion.  These controls include an enhanced review by the Company’s executive, Audit Committee and outside advisors.

5.	The Company has assessed the impact on IT and data systems and has concluded there will be no significant changes required due to conversion to IFRS.

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RUBICON MINERALS CORPORATION – MD&A – December 31, 2010

Financial Statement Impact on Transition to IFRS

IFRS employs a conceptual framework that is similar to Canadian GAAP; however significant differences exist in certain matters of recognition, measurement and disclosure. While the adoption of IFRS will not change the cash flows of the Company, the adoption will result in changes to the reported financial position and results of operations of the Company.  A summary of the significant accounting policy changes on transition to IFRS and the impact of those changes on the Company’s financial statements are provided below.

IFRS 1 First-Time Adoption of International Financial Reporting Standards

Under IFRS 1 ‘First-time Adoption of International Financial Reporting Standards’, IFRS is applied retrospectively at the transition date except for the application of certain exemptions either required by IFRS 1 or elected by the Company under IFRS 1. Set forth below are the IFRS 1 elected and mandatory exemptions that were applied by the Company on conversion.

Share-based payments

IFRS 1 permits the application of IFRS 2 Share Based Payments only to equity instruments that had not vested by the date of transition to IFRS. The Company has applied this exemption and will only apply IFRS 2 for equity instruments that had not vested by January 1, 2010

Business Combinations

IFRS 1 permits the Company’s to keep the original GAAP accounting treatment for business combinations that occurred prior to the date of transition to IFRS. The Company has applied this exemption and will not restate business combinations that occurred before January 1, 2010.

Estimates

IFRS 1 specifies that estimates made under prior GAAP are not to be changed on transition to IFRS unless they were in error.  Information acquired after the date of the estimate is not to be applied retroactively.

Other IFRS Differences

Significant IFRS differences and policy choices applied by the Company are as follows:

Exploration and Evaluation

IFRS 6 - Exploration and Evaluation of Mineral Resources, allows the Company the option to retain its Canadian GAAP policy of capitalizing exploration and evaluation expenses.  The Company has concluded that it is appropriate to continue with this policy.

Income Tax

Acquisitions - Deferred Tax Liability

Under IAS 12 – Income taxes, a deferred tax liability or asset is not recognized if it arises from the initial recognition of an asset or liability in a transaction that is not a business combination and at the time of the transaction affects neither accounting profit nor taxable profit.
Under Canadian GAAP, a deferred tax liability or asset is recognized in these circumstances and the asset acquired, is adjusted for the amount of the deferred tax recognized.

As a result of the acquisition of US properties by the Company in 2007, a deferred tax liability was recorded under Canadian GAAP at that time.  Under IFRS, that amount would not be recorded and has been eliminated from the opening IFRS Balance Sheet.

Under Canadian GAAP the future income tax liabilities relating to a foreign property were calculated in the local tax currency and as a monetary asset or liability, were converted to the functional currency using the current exchange rate.  This resulted in the recording of foreign exchange gains or losses on translation.  These foreign exchange gains or losses were reversed upon elimination of the related future income tax liability

The expected quantitative impact of the elimination of the deferred tax liability on the transitional IFRS balance sheet and on the December 31, 2010 balance sheet is as follows:

Line Item	Estimated impact as of January 1, 2010	Estimated impact as of December 31, 2010
Mineral Properties (IFRS - Exploration and Evaluation Assets)	Reduction of mineral property acquisition costs by approximately $14.8 million	Reduction of mineral property acquisition costs by approximately $7.7 million
Future Income Tax Liability (IFRS - Deferred Income Tax Liability)	Reduction of the future income tax liability by approximately $13.4 million	Reduction of the future income tax liability by approximately $6.5 million
Deficit	Approximate increase in the deficit of $1.4 million	Approximate increase in the deficit of $1.2 million

Foreign Exchange – Deferred Tax Liability

Under Canadian GAAP deferred taxes on foreign assets and liabilities are calculated in the local tax currency and are converted to the functional currency on the balance sheet date at current exchange rates as discussed above.  This method is not allowed under IFRS.

IAS 12 – Income Taxes, requires deferred income taxes to be recognized for temporary differences arising from the difference between the historical exchange rate and the current exchange rate translations of the costs of non-monetary assets and liabilities denominated in currencies other than the Company’s functional currency.  The application of this standard to the Company’s US mineral properties will result in a new amount being recorded for deferred income taxes.  Under IFRS this expense or recovery will be charged to deferred income tax expense.

The expected quantitative impact of this difference on the transitional IFRS balance sheet and on the December 31, 2010 balance sheet is as follows:

Line Item	Estimated impact as of January 1, 2010	Estimated impact as of December 31, 2010
Future Income Tax Liability (IFRS - Deferred Income Tax Liability)	Recording of a liability of approximately $85,000	Recording of a liability of approximately $101,000
Deficit	Approximate increase in the deficit of $85,000	Approximate increase in the deficit of $101,000

Flow-Through Shares

The treatment of the tax effect of flow-through shares differs under Canadian GAAP and IFRS.

Under Canadian GAAP, share capital is credited with the net proceeds of the financing with no amount allocated to the sale of tax benefits.  Upon renunciation of the exploration expenditures to the investors for tax purposes a future income tax liability is recorded in the amount of the estimated future tax savings given up and the offset is charged to share capital.

Under IFRS there is no direct guidance on this issue.  Acceptable accounting under the IFRS framework would require an allocation of the flow-through share purchase price between the shares acquired and the tax benefit.  The Company has adopted a policy, for these transactions, that matches US GAAP treatment by allocating the market value of the shares to the flow-through shares and any premium over the market value to the tax benefit purchased.  The tax benefit amount is recorded as a liability at the time of the financing.  In future periods, when the exploration expenditures have been made that qualify the transfer of tax benefits and renunciation of the benefit to the investor has been filed or is likely to be filed, the liability is settled and an offset is recorded to deferred income tax expense.  At the time of the exploration expenditure, as the Company’s policy is to capitalize exploration expenditures, a deferred tax liability will be created as the expenditures will have no tax basis.

As there is no exemption under IFRS for retrospective application of this difference, the effect of flow-through share financings from inception on the transitional and December 31, 2010 balance sheets is as follows:

Line Item	Estimated impact as of January 1, 2010	Estimated impact as of December 31, 2010
Share Capital	Approximate increase of $2.3 million	No additional change.
Deficit	Approximate increase of $2.3 million	No additional change.

Share-Based Payments

As of December 31, 2009, the Company’s method of valuing share-based payments was generally in compliance with IFRS.  Each tranche of an award with different vesting dates is considered a separate grant for the calculation of fair value, and the resulting fair value was amortized over the vesting period of the respective tranches.  Forfeiture estimates are recognized in the period they are estimated, and are revised for actual forfeitures in subsequent periods.

However, for contractors who provide services that are similar to those provided by employees, the measurement date for stock option valuation is the grant date under IFRS and the date the services are fully provided, usually the vesting date, under Canadian GAAP.

The expected quantitative impact on the transition and December 31, 2010 balances sheets is a follows:

Line Item	Estimated impact as of January 1, 2010	Estimated impact as of December 31, 2010
Contributed surplus	Approximate decrease of $120,000	Approximate decrease of $82,000
Deficit	Approximate decrease of $120,000	Approximate decrease of $82,000

Asset Retirement Obligation (ARO)

At period end December 31, 2010, the Company recognized an ARO, which meets the recognition criteria of both IFRS and Canadian GAAP. However, a difference exists between IFRS and Canadian GAAP in the discount rate used to calculate present value. Under both methods, present value should be used where the effect of the time value of money is material. Under IFRS, the Company would use a risk-free rate of 3.5% to calculate present value, however, under Canadian GAAP, the Company used a credit adjusted risk free-rate of 8%; a proxy for this rate is the incremental cost of borrowing.  The expected quantitative impact on transition to IFRS is as follows:

Line Item	Estimated impact as of January 1, 2010	Estimated impact as of December 31, 2010
Asset retirement Obligation	$Nil	Approximate increase of $300,000
Deficit	$Nil	Approximate increase of $300,000

Disclosure and Financial Statement Presentation

In addition to the above noted GAAP differences, there will be additional disclosures and changes in financial statement presentation and format. For example, additional disclosure will be included in future statements for related party transaction, executive compensation and property plant and equipment. Procedures have been implemented to ensure compliant disclosure.

The information provided here on expected GAAP differences, and their estimated impacts are only management’s estimates and actual impacts and elections may differ once IFRS compliant financial statements are finalized.  The Company expects to be IFRS compliant within the required timelines.

OUTSTANDING SHARE DATA

As at March 31, 2011, the Company had the following common shares and stock options outstanding:

Common shares	214,338,674
Stock options1	7,534,000
Fully diluted share capital	221,872,674
Stock options subject to shareholder approval 1	3,491,696

1.	Each option entitles the holder to acquire one common share of the Company

DISCLOSURE CONTROLS AND PROCEDURES

The CEO and CFO have evaluated the effectiveness of the Company’s disclosure controls and procedures and have concluded, based on their evaluation, that they were effective as of December 31, 2010 to provide reasonable assurance that all material information relating to the Company and its consolidated subsidiaries will be made known to management and disclosed in accordance with applicable securities regulations.

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RUBICON MINERALS CORPORATION – MD&A – December 31, 2010

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's  management  is  responsible  for  establishing  and  maintaining adequate  internal  control over  financial  reporting.  Any system of internal control over financial reporting, no matter how well designed, has inherent limitations.  Therefore,  even those  systems  determined  to be effective  can provide  only  reasonable   assurance  with  respect  to  financial   statement preparation and presentation.
Management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework to evaluate the effectiveness of the Company's internal control over financial reporting. Based on this assessment, performed after the year end, management has concluded that as at December 31, 2010, the Company's internal control over financial reporting was effective.

The Company’s auditor, De Visser Gray LLP, has audited the Company’s internal control over financial reporting as at December 31, 2010 and their opinion and report is included with our annual consolidated financial statements.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no changes in the  Company's  internal  control over  financial reporting  during  the fiscal year 2010,  that have  materially affected,  or are reasonably likely to materially  affect, its internal control over financial reporting.

ADDITIONAL INFORMATION

Additional information on the Company, including our Annual Information Form and other public filings, are available on SEDAR at www.sedar.com.

FORWARD-LOOKING STATEMENTS

This Management’s Discussion and Analysis (“MD&A”)and the documents incorporated by reference herein contain “forward-looking information” within the meaning securities legislation, including the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, and are collectively referred to herein as “forward-looking statements”.  These forward-looking statements are made as of the date of this MD&A or, in the case of documents incorporated by reference herein, as of the date of such documents.  Other than as specifically required by applicable securities laws, the Company does not intend, and does not assume any obligation, to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results or otherwise.

Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and represent management’s best judgement based on facts and assumptions that management considers reasonable, including that the demand for gold and base metal deposits develops as anticipated, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, and that there are no material unanticipated variations in the cost of energies or supplies. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions.

Forward-looking statements, in this document, include, but are not limited to statements regarding  costs and timing of the development of new deposits, success of exploration and development activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of exploration operations, environmental risks, unanticipated reclamation expenses, title disputes or claims.  In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

Forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Such factors include, among others, future prices of gold and other metals; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; actual results of reclamation activities; conclusions of future economic evaluations; changes in project parameters as plans continue to be refined; failure of plant, equipment, or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays and other risks related to joint venture operations; timing and receipt of regulatory approvals of operations; the ability of the Company and other relevant parties to satisfy regulatory requirements; the availability of financing for proposed transactions and programs on reasonable terms; the ability of third-party service providers to deliver services on reasonable terms and in a timely manner; and delays in the completion of development or construction activities. Other factors that could cause the actual results to differ include market prices, results of exploration, availability of capital and financing on acceptable terms, inability to obtain required regulatory approvals, unanticipated difficulties or costs in any rehabilitation which may be necessary, market conditions and general business, economic, competitive, political and social conditions.  Additional factors are discussed in the section titled “Risks & Uncertainties” above. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements, there may be other factors which cause actual results to differ.  Accordingly, readers should not place undue reliance on forward-looking statements.

Although management of the Company has attempted to identify important factors (which it believes are reasonable) that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements contained herein are made as of the date of this MD&A and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable securities laws.

APPROVAL

The Board of Directors, upon the recommendation of the Audit Committee, has approved the disclosure contained in this MD&A.